September 19, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng Division of Corporation Finance

Re:    Glu Mobile Inc.

Form 8-K

Filed August 2, 2011

Registration Statement on Form S-3

Filed August 15, 2011

File No. 333-176325

Registration Statement on Form S-3

Filed August 15, 2011

File No. 333-176327

Dear Ms. Mills-Apenteng:

On behalf of Glu Mobile Inc. (the “Company”), I am responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 7, 2011 with respect to (i) the Company’s Current Report on Form 8-K filed with the Commission on August 15, 2011 (the “Form 8-K”), (ii) the Registration Statement on Form S-3 filed with the Commission on August 15, 2011, File No. 333-176325 (the “Griptonite-related Registration Statement”) and (iii) the Registration Statement on Form S-3 filed with the Commission on August 15, 2011, File No. 333-176327 (the “Blammo-related Registration Statement,” and together with the Griptonite-related Registration Statement, the “Registration Statements”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 8-K

1.

We note that the Form 8-K disclosing the company’s acquisition of Griptonite, Inc. on August 2, 2011 in exchange for 6,106,015 shares of the company’s common stock indicates that you will include the financial statements reflecting the acquisition of Griptonite in a subsequent amendment. Please tell us the basis for your conclusion that you may rely on Item 9.01(a)(4) of Form 8-K. As part of your response, address whether the transaction

Securities and Exchange Commission

Attn: Maryse Mills-Apenteng

September 19, 2011

meets the 50% significance level and provide the calculations that support your conclusion. Refer to Exchange Act Release No. 34-37802.

The Company advises the Staff that the Company’s acquisition of Griptonite, Inc. (“Griptonite”) exceeded the 50% significance level set forth in Rule 3-05(b) of Regulation S-X. The Company issued 6,106,015 shares of its common stock to the sole stockholder of Griptonite at the August 2, 2011 closing of the acquisition, and the closing price of the Company’s common stock on The NASDAQ Global Market on such date was $4.60 per share. Accordingly, the fair value of the consideration issued by the Company in the Griptonite was approximately $28.1 million (6,106,015 × $4.60). In addition, the Company advises the Staff that, as of December 31, 2010, the Company had approximately $44.8 million of total assets. As such, the total consideration issued by the Company in the Griptonite acquisition was approximately 62.7% of its total assets, exceeding the 50% significance level set forth in Rule 3-05(b) of Regulation S-X. The Company further advises the Staff that Griptonite’s revenues for the year ended December 31, 2010 were less than $50 million. Consequently, pursuant to Rule 3-05(b)(2)(iv) of Regulation S-X, the Company will only be required to provide audited financial statements for Griptonite for its most recent two fiscal years plus unaudited financial statements for the six months ended June 30, 2011 and June 30, 2010.

The Company advises the Staff that it has concluded that it may rely on Item 9.01(a)(4) of Form 8-K because (1) the Company is not a shell company and therefore is not prohibited under Item 9.01(c) of Form 8-K from relying on Item 9.01(a)(4) and (2) clause (d) of the Instruction to Item 9.01 of Form 8-K provides that transactions involving secondary offerings (such as the Griptonite-related Registration Statement) may proceed notwithstanding that financial statements of the acquired business have not been filed.

Form S-3 (File No. 333-176325)

Cover Page

2.	Please revise the cover page to identify the single selling shareholder by name.

The Company has revised the cover page of the Griptonite-related Registration Statement as requested by the Staff.

Selling Stockholder, page 24

3.	Please disclose the individuals who have sole or shared voting and/or dispositive power with respect to the shares to be offered for resale by Foundation 9 Entertainment, Inc. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regskinterp.htm.

The Company has amended the applicable footnote to the selling stockholder table to disclose the persons who have sole or shared voting and/or dispositive power with respect to the shares to be offered for resale by Foundation 9 Entertainment, Inc. (“Foundation 9”).

Securities and Exchange Commission

Attn: Maryse Mills-Apenteng

September 19, 2011

4.	Please revise the selling shareholder table to include the maximum number of shares being offered, including the shares that may be issued in connection with the potential working capital adjustment and potential indemnification claims.

The Company has revised the selling stockholder table to include the maximum number of shares being offered pursuant to the Griptonite-related Registration Statement, including the shares that may be issued in connection with the potential working capital adjustment and potential indemnification claims.

Plan of Distribution, page 25

5.	Please provide a detailed description of the provisions relating to the additional shares that are issuable to the selling shareholder in connection with a potential working capital adjustment and potential indemnification claims. Consider presenting this information in tabular format to the extent that it would be helpful to investors in understanding the range of shares that could be issued pursuant to these provisions in the merger agreement. In addition, please revise the summary section to include a cross-reference to the more detailed discussion of the provisions governing the additional shares.

The Company respectfully advises the Staff that it has disclosed the maximum number of additional shares that are issuable to the selling shareholder in connection with a potential working capital adjustment and potential indemnification claims in the first paragraph of the cover page of the prospectus, in the Prospectus Summary section (in the second paragraph of the Recent Acquisitions subsection) and in the Selling Stockholder section (in both the first paragraph and the selling stockholder table). The Company respectfully submits that it does not believe a detailed description of the provisions relating to the additional shares that are issuable to the selling shareholder in connection with a potential working capital adjustment and potential indemnification claims is material to an investor’s decision to purchase the shares covered by the prospectus. The prospectus covers only the resale of the shares, rather than the primary issuance of such shares (the selling stockholder will not be making an investment decision regarding issuance of such shares; they are covered by the automatic language of the merger agreement). The fact that such additional shares are potentially issuable and the maximum potential amount of such issuance may be material information for potential investors under the resale prospectus – and that information is disclosed to them – but the details of the working capital adjustment and indemnification provisions, which the Company estimates could require several pages to describe in adequate detail, are not. We note that the merger agreement, which includes those provisions relating a potential working capital adjustment and potential indemnification claims, is filed as an exhibit to the Current Report filed on Form 8-K filed by the Company with the Commission on August 2, 2011, which is incorporated by reference into the Registration Statements, and its material terms are summarized in that Form 8-K.

Securities and Exchange Commission

Attn: Maryse Mills-Apenteng

September 19, 2011

Undertakings, page II-2

6.	We note that you have included the undertaking in Item 512(a)(5)(i) of Regulation S-K in reliance on Rule 430B. It appears that you have not omitted any information from the registration statement. Please advise why you believe that this undertaking is applicable to your transaction. Please note that this comment also applies to the registration statement on Form S-3 (File No. 333-176327).

The Company has removed the undertaking set forth in Item 512(a)(5)(i) of Regulation S-K from each of the Registration Statements.

Exhibits

7.	We note that the legal opinion expresses no opinion concerning the application or effect of the laws of the State of Washington, which governs any matters related to the effectiveness of the merger. Given that the shares being registered for resale in this registration statement are pursuant to the effectiveness of the merger and the merger agreement, please tell us what consideration you have given to including an opinion on the laws of the State of Washington.

The Company respectfully advises the Staff that it has been advised by its outside counsel, Fenwick & West LLP (“Fenwick”), that, pursuant to the customary practice of lawyers giving legal opinions on the legality of stock issuances, the law of the issuer’s jurisdiction of organization is the law governing whether or not the shares of capital stock issued are legally issued, fully paid and nonassessable. Since the Company is organized under the laws of the State of Delaware, the Delaware General Corporation Law, which governs the issuance of capital stock for Delaware corporations, is the law applicable to the opinions set forth in Exhibit 5.01 of the Griptonite-related Registration Statement.

“Customary practice permits an opinion giver and an opinion recipient . . . to have common understandings about an opinion without spelling them out. The use of customary practice does this in two principal ways: (1) It identifies the work (factual and legal) opinion givers are expected to perform to give opinions…. and (2) It provides guidance on how certain words and phrases common used in opinions should be understood.”1 “As they go through the process of drafting and supporting an opinion, the opinion preparers should treat customary practice as their ‘starting point.’ Most lawyers knowledgeable in the area look for guidance regarding customary practice to the reports of the TriBar Opinion Committee ….”2

The TriBar 1998 Report3 at Section 6.2 states that when an opinion is given that shares are duly authorized and validly issued (legally issued), such an opinion means that “…under the corporation

[1]

Statement on the Role of Customary Practice in the Preparation and Understanding of Third-Party Legal Opinions, 63 The Business Lawyer 1277 (Number 4, August 2008), (approved by the Business Law Section of the State Bar of California, The TriBar Opinion Committee consisting of members of the Bar Associations serving New York and other areas, the Corporate Law Committee of the Bar Association of the District of Columbia and the Bar Associations of approximately 30 additional States of the United States).

[2]	Glazer, Donald W., Scott Fitzgibbon and Steve O. Weise, Glazer & Fitzgibbons on Legal Opinions (Third Edition), Wolters Kluwer (Aspen Publishers), 2008, Section 1.6.1, pp. 32 - 33.
[3]	Third Party “Closing Opinions” A Report of the TriBar Opinions Committee (New York), 53 The Business Lawyer 591 (1998).

Securities and Exchange Commission

Attn: Maryse Mills-Apenteng

September 19, 2011

law of the state in which the Company was organized and the Company’s charter, the shares to which the opinion relates (the “Shares”) were (or will be) immediately prior to the issuance included within the shares that the Company had the authority to issue…” and “… the stockholders, board of directors and/or a board committee properly took all action required by applicable state corporation law to approve the issuance of the Shares and that the Shares were issued in compliance with the requirements of that law, the Company’s charter, the by-laws and the resolution approving their issuance.”[Emphasis added]

An opinion that Shares have been “fully paid” and “nonassessable” means that (i) “the consideration required by the resolution or other corporate action authorizing their issuance has been received in full by the Company and that the consideration received satisfied the requirements of state corporation law and the requirements, if any, in the Company’s charter and by-laws…” and “…holders of the Shares will not as a result of their ownership be subject to assessments by the Company under the corporation law of the state in which the Company was incorporated.” [Emphasis added] “As to a matter of customary practice, opinion preparers normally base [a confirmation that the consideration has been received by Company] on an officer’s certificate.”4

Given the above sources, and corresponding provisions of the California State Bar Association, Business Law Section reports that are substantively in accord and that govern opinions given by California lawyers, we respectfully submit that the legal opinion rendered by Fenwick in Exhibit 5.01 of the Griptonite-related Registration Statement is governed by the corporation law of the State of Delaware, which is the state of the Company’s organization, and not by the laws of the State of Washington.

8.	The legal opinion on file dated August 15, 2011 states that it is limited to the laws “as in effect on the date hereof.” If this date limitation is retained, counsel should provide a revised legality opinion dated as close as practicable to the requested effectiveness date of the registration statement. Alternatively, please have counsel revise the opinion to eliminate the limitation. Please note that this comment also applies to the registration statement on Form S-3 (File No. 333-176327).

The Company advises the Staff that the date limitation referenced above will be retained in the legal opinion that is contained in Exhibit 5.01 of each Registration Statement, and that Fenwick will provide a revised legality opinion dated as close as practicable to the requested effectiveness date of each Registration Statement in a subsequent amendment to each Registration Statement.

[4]	Third Party “Closing Opinions” A Report of the TriBar Opinions Committee (New York), 53 The Business Lawyer 591 (1998), Section 6.2.3.

Securities and Exchange Commission

Attn: Maryse Mills-Apenteng

September 19, 2011

9.	Please tell us what consideration you have given to filing the exhibits to the merger agreement by and among Glu Mobile Inc., Granite Acquisition Corp., and Foundation 9 Entertainment, Inc. It appears that some of the exhibits, such as the Transition Services Agreement and the Software Cross-License Agreement, could be material to an investor’s understanding of the agreement. See Item 601(b)(2) of Regulation S-K. In addition, to the extent exhibits or schedules to the merger agreement are omitted, please provide the representation required by Item 601(b)(2) indicating that you agree to furnish supplementally a copy of any omitted schedule to the Commission upon request.

The Company advises the Staff that it gave due consideration to filing the exhibits to the Agreement and Plan of Merger, dated as of August 2, 2011, by and among the Company, Granite Acquisition Corp., Foundation 9 and Griptonite (the “Merger Agreement”), but determined that none of the exhibits to the Merger Agreement were “material” to an investment decision as required by Item 601(b)(2) of Regulation S-K. The Company advises the Staff that the Transition Services Agreement primarily covers the provision of services by Foundation 9 for the benefit of Griptonite (and vice versa), which services are primarily administrative and not core to the Company’s or Griptonite’s business. These services to be provided by Foundation 9 include general accounting and finance services, information technology support and human resources services, none of which are to be provided beyond six months from the closing date of the acquisition. The parties agreed that Foundation 9 would provide such transition services due to the fact that Griptonite did not have any of these general and administrative functions, and the Company would require some amount of time post-acquisition to hire additional personnel to perform such tasks on a full-time basis going forward or smoothly transition to provision of such services by the Company. Griptonite did not possess any of these general and administrative functions because it had been a wholly owned subsidiary of Foundation 9, and all of these functions had been handled by Foundation 9 on Griptonite’s behalf.

The Company further advises the Staff that, after due consideration, it concluded that the Software Cross-License Agreement is not material to an investment decision. Griptonite has historically been engaged in the business of developing video games for large entertainment companies on an outsourced basis where the large entertainment company would specify in detail the game that it wished Griptonite to build, Griptonite would build such game for this company as a work for hire, and Griptonite would be paid a fee for its service. Although the Company does not intend to utilize the Griptonite employees in this fashion in the future (Griptonite will be developing original intellectual property games for the Company, not work-for-hire games for other companies), there were still four of these work-for-hire contracts that needed to be completed when the Company acquired Griptonite, which are not individually or collectively material to an investment decision. Consequently, the primary reason that the parties entered into the Software Cross-License Agreement is to ensure that the Company and Griptonite continue to have access to the software code libraries and development tools previously used by Griptonite in order to fulfill Griptonite’s obligations under these legacy work-for-hire agreements. Once these four legacy work-for-hire agreements have been completed, the Company and Griptonite will no longer require the benefits of the Software Cross-License Agreement. As such, the Company believes that such agreement is not material to an investment decision.

The Company has added to both Item 16 and the Exhibit Index of the Griptonite-related Registration Statement the representation required by Item 601(b)(2) indicating that the Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

Securities and Exchange Commission

Attn: Maryse Mills-Apenteng

September 19, 2011

Form S-3 (File No. 333-176327)

Cover Page

10.	Please revise the cover page to concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted, or advise us why you concluded that such disclosure is not necessary or appropriate. State the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature. Please note that this comment also applies to the registration statement on Form S-3 (File No. 333-176325).

The Company has revised the cover page of each of the Registration Statements as requested by the Staff.

Plan of Distribution, page 24

11.	Please provide a detailed description of the shares that are being held in escrow until August 1, 2012 and the provisions in Article VII of the Share Purchase Agreement relating to those shares that are issuable upon satisfaction of certain indemnification claims.

Please see the response to Comment 5 above. The Company further advises the Staff that there are no additional shares issuable by the Company to the former shareholders of Blammo Games Inc. (“Blammo”), who constitute the selling stockholders under the prospectus (the “Sellers”), upon satisfaction of indemnification claims and that the Company has no obligation to register for resale the shares potentially issuable under the earnout provisions of the Share Purchase Agreement, dated as of August 1, 2011 (the “Share Purchase Agreement”), by and among the Company, Blammo and each of the Sellers, and no such additional shares are included in the Blammo-related Registration Statement. The Company also notes that the fact and amount of shares being held in escrow until August 1, 2012 to satisfy the Sellers’ obligations for indemnification claims under the Share Purchase Agreement are disclosed in the selling stockholder table, and are otherwise included in the number of shares offered for resale under the prospectus. Given the above discussion, the Company has respectfully not included a detailed description of the shares that are being held in escrow until August 1, 2012 and the provisions in Article VII of the Share Purchase Agreement relating to those shares that are issuable upon satisfaction of certain indemnification claims.

Exhibits

12.	We note that the legal opinion expresses no opinion concerning the application or effect of the laws of the Province of Ontario and the federal laws of Canada, which govern the Share Purchase Agreement. Given that the shares being registered for resale in this registration statement are pursuant to the agreement, please tell us what consideration you have given to including an opinion on the laws of the Province of Ontario and the federal laws of Canada.

Please see the response to Comment 7 above. Given the above sources, we respectfully submit that the legal opinion rendered by Fenwick is correctly governed by the corporation law of the State of Delaware, which is the state of the Company’s organization, and not by the Province of Ontario or the federal laws of Canada.

Securities and Exchange Commission

Attn: Maryse Mills-Apenteng

September 19, 2011

13.	Please tell us what consideration you have given to filing the exhibits to the Share Purchase agreement by and among Glu Mobile Inc., Blammo Games Inc., and certain persons. It appears that some of the exhibits, such as the Existing Development Agreement, could be material to an investor’s understanding of the agreement. See Item 601(b)(2) of Regulation S-K. In addition, to the extent exhibits or schedules to the merger agreement are omitted, please provide the representation required by Item 601(b)(2) indicating that you agree to furnish supplementally a copy of any omitted schedule to the Commission upon request.

The Company advises the Staff that it gave due consideration to filing the exhibits to the Share Purchase Agreement, but determined that none of the exhibits to the Share Purchase Agreement were “material,” as required by Item 601(b)(2) of Regulation S-K. The existing Development Agreement between Glu and Blammo only covers the development of two games by Blammo for Glu, one of which is scheduled to be delivered in the fourth quarter of 2011 and the other in the first quarter of 2012. The Company has no present way of determining whether either of these games will generate significant revenues for the Company generally or Blammo with respect to determining whether it will meet its earnout targets. In addition, the Company expects that Blammo will produce a significant number of games apart from the two games covered by the existing Development Agreement, and that doing so will be necessary to achievement of the earnout targets. Given these factors, the Company does not believe that the existing Development Agreement represents a material agreement.

The Company has added to both Item 16 and the Exhibit Index of the Blammo-related Registration Statement the representation required by Item 601(b)(2) indicating that the Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

* * *

The Company hereby acknowledges that in the event the Company requests acceleration of the effective date of the Registration Statement(s):

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Securities and Exchange Commission

Attn: Maryse Mills-Apenteng

September 19, 2011

Should you have any questions regarding this matter, please contact me at (415) 800-6167.

Sincerely,

GLU MOBILE INC.

/s/ Scott J. Leichtner

Scott J. Leichtner
Vice President and General Counsel

cc:	Niccolo M. de Masi (Glu Mobile Inc.)
Eric R. Ludwig (Glu Mobile Inc.)
David A. Bell, Esq. (Fenwick & West LLP)